# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bumble Inc., CIK 0001830043
CUSIP: 12047B105
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Date of event which requires filing of this statement: 10/12/2026
Filed by CIK 0001404073
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, (202) 636-5500; William R. Golden III, Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, (202) 636-5500

## Reporting persons
- BX Buzz ML-1 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 385,633; shared voting power 0; sole dispositive power 385,633; shared dispositive power 0; aggregate amount beneficially owned 385,633 (0.3% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-2 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,306,121; shared voting power 0; sole dispositive power 5,306,121; shared dispositive power 0; aggregate amount beneficially owned 5,306,121 (4% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-3 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 861,403; shared voting power 0; sole dispositive power 861,403; shared dispositive power 0; aggregate amount beneficially owned 861,403 (0.7% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-4 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,298,584; shared voting power 0; sole dispositive power 2,298,584; shared dispositive power 0; aggregate amount beneficially owned 2,298,584 (1.7% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-5 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,972,846; shared voting power 0; sole dispositive power 6,972,846; shared dispositive power 0; aggregate amount beneficially owned 6,972,846 (5.3% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-6 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,890; shared voting power 0; sole dispositive power 62,890; shared dispositive power 0; aggregate amount beneficially owned 62,890 (0.05% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-7 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 13,733; shared voting power 0; sole dispositive power 13,733; shared dispositive power 0; aggregate amount beneficially owned 13,733 (0.01% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-1 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 385,633; shared voting power 0; sole dispositive power 385,633; shared dispositive power 0; aggregate amount beneficially owned 385,633 (0.3% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,306,121; shared voting power 0; sole dispositive power 5,306,121; shared dispositive power 0; aggregate amount beneficially owned 5,306,121 (4% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-3 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 861,403; shared voting power 0; sole dispositive power 861,403; shared dispositive power 0; aggregate amount beneficially owned 861,403 (0.7% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-4 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,298,584; shared voting power 0; sole dispositive power 2,298,584; shared dispositive power 0; aggregate amount beneficially owned 2,298,584 (1.7% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-5 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,972,846; shared voting power 0; sole dispositive power 6,972,846; shared dispositive power 0; aggregate amount beneficially owned 6,972,846 (5.3% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-6 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,890; shared voting power 0; sole dispositive power 62,890; shared dispositive power 0; aggregate amount beneficially owned 62,890 (0.05% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-7 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 13,733; shared voting power 0; sole dispositive power 13,733; shared dispositive power 0; aggregate amount beneficially owned 13,733 (0.01% of the class); the aggregate amount excludes certain shares
- Blackstone Buzz Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,972,846; shared voting power 0; sole dispositive power 6,972,846; shared dispositive power 0; aggregate amount beneficially owned 6,972,846 (5.3% of the class); the aggregate amount excludes certain shares
- Blackstone Tactical Opportunities Fund-FD L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,890; shared voting power 0; sole dispositive power 62,890; shared dispositive power 0; aggregate amount beneficially owned 62,890 (0.05% of the class); the aggregate amount excludes certain shares
- Blackstone Family Investment Partnership-Growth ESC L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 13,733; shared voting power 0; sole dispositive power 13,733; shared dispositive power 0; aggregate amount beneficially owned 13,733 (0.01% of the class); the aggregate amount excludes certain shares
- BCP Buzz Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,306,121; shared voting power 0; sole dispositive power 5,306,121; shared dispositive power 0; aggregate amount beneficially owned 5,306,121 (4% of the class); the aggregate amount excludes certain shares
- BTO Buzz Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,298,584; shared voting power 0; sole dispositive power 2,298,584; shared dispositive power 0; aggregate amount beneficially owned 2,298,584 (1.7% of the class); the aggregate amount excludes certain shares
- BXG Buzz Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 385,633; shared voting power 0; sole dispositive power 385,633; shared dispositive power 0; aggregate amount beneficially owned 385,633 (0.3% of the class); the aggregate amount excludes certain shares
- BSOF Buzz Aggregator L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 861,403; shared voting power 0; sole dispositive power 861,403; shared dispositive power 0; aggregate amount beneficially owned 861,403 (0.7% of the class); the aggregate amount excludes certain shares
- BTO Holdings Manager-NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,972,846; shared voting power 0; sole dispositive power 6,972,846; shared dispositive power 0; aggregate amount beneficially owned 6,972,846 (5.3% of the class); the aggregate amount excludes certain shares
- Blackstone Tactical Opportunities Associates-NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,972,846; shared voting power 0; sole dispositive power 6,972,846; shared dispositive power 0; aggregate amount beneficially owned 6,972,846 (5.3% of the class); the aggregate amount excludes certain shares
- BTOA-NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,972,846; shared voting power 0; sole dispositive power 6,972,846; shared dispositive power 0; aggregate amount beneficially owned 6,972,846 (5.3% of the class); the aggregate amount excludes certain shares
- Blackstone Tactical Opportunities Associates III-NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,890; shared voting power 0; sole dispositive power 62,890; shared dispositive power 0; aggregate amount beneficially owned 62,890 (0.05% of the class); the aggregate amount excludes certain shares
- BTO DE GP-NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,890; shared voting power 0; sole dispositive power 62,890; shared dispositive power 0; aggregate amount beneficially owned 62,890 (0.05% of the class); the aggregate amount excludes certain shares
- BXG Side-by-Side GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 13,733; shared voting power 0; sole dispositive power 13,733; shared dispositive power 0; aggregate amount beneficially owned 13,733 (0.01% of the class); the aggregate amount excludes certain shares
- BXG Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 385,633; shared voting power 0; sole dispositive power 385,633; shared dispositive power 0; aggregate amount beneficially owned 385,633 (0.3% of the class); the aggregate amount excludes certain shares
- Blackstone Growth Associates L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 385,633; shared voting power 0; sole dispositive power 385,633; shared dispositive power 0; aggregate amount beneficially owned 385,633 (0.3% of the class); the aggregate amount excludes certain shares
- BXGA L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 385,633; shared voting power 0; sole dispositive power 385,633; shared dispositive power 0; aggregate amount beneficially owned 385,633 (0.3% of the class); the aggregate amount excludes certain shares
- Blackstone Strategic Opportunity Associates L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 861,403; shared voting power 0; sole dispositive power 861,403; shared dispositive power 0; aggregate amount beneficially owned 861,403 (0.7% of the class); the aggregate amount excludes certain shares
- BCP VII Holdings Manager - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,306,121; shared voting power 0; sole dispositive power 5,306,121; shared dispositive power 0; aggregate amount beneficially owned 5,306,121 (4% of the class); the aggregate amount excludes certain shares
- Blackstone Management Associates VII NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,306,121; shared voting power 0; sole dispositive power 5,306,121; shared dispositive power 0; aggregate amount beneficially owned 5,306,121 (4% of the class); the aggregate amount excludes certain shares
- BMA VII NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,306,121; shared voting power 0; sole dispositive power 5,306,121; shared dispositive power 0; aggregate amount beneficially owned 5,306,121 (4% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 13,602,626; shared voting power 0; sole dispositive power 13,602,626; shared dispositive power 0; aggregate amount beneficially owned 13,602,626 (10.3% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 13,602,626; shared voting power 0; sole dispositive power 13,602,626; shared dispositive power 0; aggregate amount beneficially owned 13,602,626 (10.3% of the class); the aggregate amount excludes certain shares
- BTO Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,298,584; shared voting power 0; sole dispositive power 2,298,584; shared dispositive power 0; aggregate amount beneficially owned 2,298,584 (1.7% of the class); the aggregate amount excludes certain shares
- Blackstone Tactical Opportunities Associates L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,298,584; shared voting power 0; sole dispositive power 2,298,584; shared dispositive power 0; aggregate amount beneficially owned 2,298,584 (1.7% of the class); the aggregate amount excludes certain shares
- BTOA L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,298,584; shared voting power 0; sole dispositive power 2,298,584; shared dispositive power 0; aggregate amount beneficially owned 2,298,584 (1.7% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings III L.P. (CIK 0001404073): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,298,584; shared voting power 0; sole dispositive power 2,298,584; shared dispositive power 0; aggregate amount beneficially owned 2,298,584 (1.7% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings III GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,298,584; shared voting power 0; sole dispositive power 2,298,584; shared dispositive power 0; aggregate amount beneficially owned 2,298,584 (1.7% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings III GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,298,584; shared voting power 0; sole dispositive power 2,298,584; shared dispositive power 0; aggregate amount beneficially owned 2,298,584 (1.7% of the class); the aggregate amount excludes certain shares
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,901,210; shared voting power 0; sole dispositive power 15,901,210; shared dispositive power 0; aggregate amount beneficially owned 15,901,210 (12% of the class); the aggregate amount excludes certain shares
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,901,210; shared voting power 0; sole dispositive power 15,901,210; shared dispositive power 0; aggregate amount beneficially owned 15,901,210 (12% of the class); the aggregate amount excludes certain shares
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,901,210; shared voting power 0; sole dispositive power 15,901,210; shared dispositive power 0; aggregate amount beneficially owned 15,901,210 (12% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Bumble Inc.
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Comment: This Amendment No. 13 ("Amendment No. 13") to Schedule 13D relates to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Bumble Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 26, 2021, as amended by Amendment No. 1 to the Schedule 13D filed on April 28, 2021, Amendment No. 2 to the Schedule 13D filed on June 25, 2021, Amendment No. 3 to the Schedule 13D filed on September 15, 2021, Amendment No. 4 to the Schedule 13D filed on March 8, 2023, Amendment No. 5 to the Schedule 13D filed on December 5, 2023, Amendment No. 6 to the Schedule 13D filed on March 5, 2024, Amendment No. 7 to the Schedule 13D filed on August 15, 2025, Amendment No. 8 to the Schedule 13D filed on November 5, 2025, Amendment No. 9 to the Schedule 13D filed on December 1, 2025, Amendment No. 10 to the Schedule 13D filed on March 19, 2026, Amendment No. 11 to the Schedule 13D filed on June 18, 2026 and Amendment No. 12 to the Schedule 13D filed on September 30, 2026 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 12 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On October 12, 2026, the Issuer entered into that certain Agreement and Plan of Merger (as the same may be amended, modified or restated in accordance with its terms, the "Merger Agreement"), by and among the Issuer, Buzz Holdings L.P., ("Opco"), Ithaca Holdco, Inc. ("Ithaca"), Oak Merger Sub 1, Inc., a wholly owned subsidiary of Ithaca ("Merger Sub 1"), and Oak Merger Sub 2, LLC, a wholly owned subsidiary of Ithaca ("Merger Sub 2" and collectively with Merger Sub 1, the "Merger Subs" and each a "Merger Sub"). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub 1 will merge with and into the Issuer (the "Corporate Merger"), with the Issuer surviving the Corporate Merger as a wholly owned subsidiary of Ithaca, and Merger Sub 2 will merge with and into Opco (the "Opco Merger", together with the Corporate Merger, the "Mergers"), with Opco surviving the Opco Merger as a wholly owned subsidiary of Ithaca.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Corporate Merger (the "Effective Time"), (i) each share of Class A Common Stock outstanding immediately prior to the Effective Time (other than certain excluded shares) will be converted into the right to receive $6.05 in cash, without interest (the "Class A Per Share Price"), (ii) each share of Class B common stock of the Issuer (the "Class B Common Stock", and together with the Class A Common Stock, the "Company Common Stock") outstanding immediately prior to the Effective Time (other than certain excluded shares) will be converted into the right to receive $0.000001 in cash, without interest (the "Class B Per Share Price"), and (iii) each common unit of Opco (the "Opco Common Units") outstanding immediately prior to the effective time of the Opco Merger (other than cancelled Opco Common Units or Opco Common Units owned directly or indirectly by the Issuer) will be converted into the right to receive an amount in cash equal to the excess of the Class A Per Share Price over the Class B Per Share Price, without interest.

Following the execution of the Merger Agreement, on October 12, 2026, BX Buzz ML-1 Holdco L.P., BX Buzz ML-2 Holdco L.P., BX Buzz ML-3 Holdco L.P., BX Buzz ML-4 Holdco L.P., BX Buzz ML-5 Holdco L.P., BX Buzz ML-6 Holdco L.P., BX Buzz ML-7 Holdco L.P. and Whitney Wolfe Herd and certain of her affiliates, who collectively represent more than a majority of the voting power of the capital stock of the Issuer, executed a written stockholders consent approving and adopting the Merger Agreement and the Corporate Merger and the transactions contemplated thereby.

On October 13, 2026, the Forward Transactions terminated pursuant to the terms thereof. Upon such termination, the hedging period related to the final calculation period for the Forward Transactions ended, and the sales price for such calculation period was determined to be $3.5923 per share. On October 13, 2026, 2,763,510 of the shares pledged by the Stockholders in respect of such calculation period were released from the pledge and delivered to Dealer in settlement of such calculation period.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 131,968,314 shares of Class A Common Stock outstanding as of July 31, 2026, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2026.

As of the date hereof, (i) BX Buzz ML-1 Holdco L.P. directly holds 385,633 shares of Class A Common Stock, (ii) BX Buzz ML-2 Holdco L.P. directly holds 5,306,121 shares of Class A Common Stock, (iii) BX Buzz ML-3 Holdco L.P. directly holds 861,403 shares of Class A Common Stock, (iv) BX Buzz ML-4 Holdco L.P. directly holds 2,298,584 shares of Class A Common Stock, (v) BX Buzz ML-5 Holdco L.P. directly holds 6,972,846 shares of Class A Common Stock, (vi) BX Buzz ML-6 Holdco L.P. directly holds 62,890 shares of Class A Common Stock, and (vii) BX Buzz ML-7 Holdco L.P. directly holds 13,733 shares of Class A Common Stock.

In general, each share of Class A Common Stock entitles its holder to one vote on all matters on which Issuer stockholders are entitled to vote generally.

BX Buzz ML-1 GP LLC is the general partner of BX Buzz ML-1 Holdco L.P. BX Buzz ML-2 GP LLC is the general partner of BX Buzz ML-2 Holdco L.P. BX Buzz ML-3 GP LLC is the general partner of BX Buzz ML-3 Holdco L.P. BX Buzz ML-4 GP LLC is the general partner of BX Buzz ML-4 Holdco L.P. BX Buzz ML-5 GP LLC is the general partner of BX Buzz ML-5 Holdco L.P. BX Buzz ML-6 GP LLC is the general partner of BX Buzz ML-6 Holdco L.P. BX Buzz ML-7 GP LLC is the general partner of BX Buzz ML-7 Holdco L.P.

BXG Buzz Holdings L.P. is the sole limited partner of BX Buzz ML-1 Holdco L.P. and the sole member of BX Buzz ML-1 GP LLC. BCP Buzz Holdings L.P. is the sole limited partner of BX Buzz ML-2 Holdco L.P. and the sole member of BX Buzz ML-2 GP LLC. BSOF Buzz Aggregator LLC is the sole limited partner of BX Buzz ML-3 Holdco L.P. and the sole member of BX Buzz ML-3 GP LLC. BTO Buzz Holdings II L.P. is the sole limited partner of BX Buzz ML-4 Holdco L.P. and the sole member of BX Buzz ML-4 GP LLC. Blackstone Buzz Holdings L.P. is the sole limited partner of BX Buzz ML-5 Holdco L.P. and the sole member of BX Buzz ML-5 GP LLC. Blackstone Tactical Opportunities Fund - FD L.P. is the sole limited partner of BX Buzz ML-6 Holdco L.P. and the sole member of BX Buzz ML-6 GP LLC. Blackstone Family Investment Partnership Growth - ESC L.P. is the sole limited partner of BX Buzz ML-7 Holdco L.P. and the sole member of BX Buzz ML-7 GP LLC.

BTO Holdings Manager-NQ L.L.C. is the general partner of Blackstone Buzz Holdings L.P. Blackstone Tactical Opportunities Associates-NQ L.L.C. is the managing member of BTO Holdings Manager-NQ L.L.C. BTOA-NQ L.L.C. is the sole member of Blackstone Tactical Opportunities Associates-NQ L.L.C. Blackstone Tactical Opportunities Associates III-NQ L.P. is the general partner of Blackstone Tactical Opportunities Fund-FD L.P. BTO DE GP-NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Associates III-NQ L.P.

BXG Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership-Growth ESC L.P. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C.

BXG Holdings Manager L.L.C. is the general partner of BXG Buzz Holdings L.P. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C. BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P.

Blackstone Strategic Opportunity Associates L.L.C. is the managing member of BSOF Buzz Aggregator L.L.C. Blackstone Holdings II L.P. is the sole member of Blackstone Strategic Opportunity Associates L.L.C.

BCP VII Holdings Manager-NQ L.L.C. is the general partner of BCP Buzz Holdings L.P. Blackstone Management Associates VII NQ L.L.C. is the managing member of BCP VII Holdings Manager-NQ L.L.C. BMA VII NQ L.L.C. is the managing member of Blackstone Management Associates VII NQ L.L.C.

Blackstone Holdings II L.P. is the managing member of each of BTOA-NQ L.L.C., BTO DE GP-NQ L.L.C., BXGA L.L.C., and BMA VII NQ L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

BTO Holdings Manager L.L.C. is the general partner of BTO Buzz Holdings II L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the managing member of Blackstone Tactical Opportunities Associates L.L.C. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached to Amendment No. 7.

By virtue of the Stockholders Agreement, the Reporting Persons and Whitney Wolfe Herd and her affiliates are deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Ms. Wolfe Herd and her affiliates file a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. Based in part on information provided by the Issuer, collectively, the Reporting Persons and Ms. Wolfe Herd and her affiliates may be deemed to beneficially own in the aggregate 38,524,694 shares of Class A Common Stock, representing 25.1% of the Class A Common Stock (which does not include any shares related to Incentive Units of Buzz Holdings L.P. as no Common Units would be deliverable if Ms. Wolfe Herd were to exercise such units as of the date hereof (assuming the $3.6826 volume-weighted average price of the Class A Common Stock on October 12, 2026)).
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

Margin Loan Facility

As of October 13, 2026, a total of 15,901,210 shares of Class A Common Stock are currently pledged. As of October 13, 2026, the outstanding principal loan amount under the Margin Loan Agreements is approximately $9,387,932.70.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Signatures

## Signatures
- BX Buzz ML-1 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-2 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-3 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-4 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-5 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-6 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-7 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-1 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-2 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-3 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-4 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-5 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-6 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- BX Buzz ML-7 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (10/14/2026)
- Blackstone Buzz Holdings L.P.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- Blackstone Tactical Opportunities Fund-FD L.P.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- Blackstone Family Investment Partnership-Growth ESC L.P.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (10/14/2026)
- BCP Buzz Holdings L.P.: /s/ Christopher Striano, Christopher Striano, Chief Operating Officer of Global Finance, See Exhibit 99.1 (10/14/2026)
- BTO Buzz Holdings II L.P.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- BXG Buzz Holdings L.P.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (10/14/2026)
- BSOF Buzz Aggregator L.L.C.: /s/ Stephen O'Connor, Stephen O'Connor, Authorized Person, See Exhibit 99.1 (10/14/2026)
- BTO Holdings Manager-NQ L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- Blackstone Tactical Opportunities Associates-NQ L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- BTOA-NQ L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- Blackstone Tactical Opportunities Associates III-NQ L.P.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- BTO DE GP-NQ L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- BXG Side-by-Side GP L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (10/14/2026)
- BXG Holdings Manager L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (10/14/2026)
- Blackstone Growth Associates L.P.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (10/14/2026)
- BXGA L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (10/14/2026)
- Blackstone Strategic Opportunity Associates L.L.C.: /s/ Stephen O'Connor, Stephen O'Connor, Authorized Person, See Exhibit 99.1 (10/14/2026)
- BCP VII Holdings Manager - NQ L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Operating Officer of Global Finance, See Exhibit 99.1 (10/14/2026)
- Blackstone Management Associates VII NQ L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Operating Officer of Global Finance, See Exhibit 99.1 (10/14/2026)
- BMA VII NQ L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Operating Officer of Global Finance, See Exhibit 99.1 (10/14/2026)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director -Assistant Secretary, See Exhibit 99.1 (10/14/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/14/2026)
- BTO Holdings Manager L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- Blackstone Tactical Opportunities Associates L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- BTOA L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (10/14/2026)
- Blackstone Holdings III L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/14/2026)
- Blackstone Holdings III GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/14/2026)
- Blackstone Holdings III GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/14/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/14/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (10/14/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (10/14/2026)